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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

General Growth Properties, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

370023103
(CUSIP Number)

January 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[__ Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	370023103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,995,666*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,995,666

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,995,666

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

* Pursuant to the Standstill Agreement, dated November 9, 2010 (the “Standstill Agreement”), between The Fairholme Fund, a series of Fairholme Funds, Inc., (the “Fund”), and General Growth Properties, Inc. (“GGP”), in connection with any GGP stockholder meeting or consent solicitation, if the Fund, the Fund’s controlled affiliates, which does not include GGP or any of GGP’s subsidiaries, (the “Fund Parties”), and the Fund’s non-controlled affiliates, including Fairholme Focused Income Fund and any other mutual fund registered under the Investment Company Act of 1940, as amended, managed by Fairholme Capital Management L.L.C. other than the Fund, but not any Investor Investment Advisor (as defined in the Standstill Agreement), (the “Subject Parties”), collectively have voting control over a number of shares of GGP common stock in excess of 10% of the number of shares of GGP common stock outstanding as of the applicable record date, then the Fund must, and must cause the Fund Parties to, vote all shares of GGP common stock over which the Fund and the Fund Parties have voting control in excess of 10% in proportion to the votes cast by GGP’s stockholders (excluding any votes cast with respect to shares if the holder of such shares is contractually required to vote in proportion to the total number of votes cast pursuant to the Standstill Agreement or the Brookfield Standstill Agreement or the Pershing Square Standstill Agreement (in each case, as defined in the Standstill Agreement) or any transferee agreement executed in connection with the foregoing), provided that the number of shares of GGP common stock to be voted by the Fund and the Fund Parties in proportion to the foregoing votes cast by GGP’s stockholderders will be increased by the number of shares of GGP common stock that may be voted by the Subject Persons (up to the number of shares of GGP common stock over which the Fund and the Fund Parties have voting control).

** This calculation is based on 961,401,297 shares of GGP’s common stock outstanding as reported on the Form 424(b)(3) filed by GGP on December 1, 2010 (“Prospectus”), which includes 24,390,044 shares of common stock that GGP intends to repurchase with the net proceeds of its recent equity offering.

CUSIP No	370023103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,995,666*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,995,666

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,995,666

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

* Pursuant to the Standstill Agreement, in connection with any GGP stockholder meeting or consent solicitation, if the Fund, the Fund Parties, and the Subject Parties, collectively have voting control over a number of shares of GGP common stock in excess of 10% of the number of shares of GGP common stock outstanding as of the applicable record date, then the Fund must, and must cause the Fund Parties to, vote all shares of GGP common stock over which the Fund and the Fund Parties have voting control in excess of 10% in proportion to the votes cast by GGP’s stockholders (excluding any votes cast with respect to shares if the holder of such shares is contractually required to vote in proportion to the total number of votes cast pursuant to the Standstill Agreement or the Brookfield Standstill Agreement or the Pershing Square Standstill Agreement (in each case, as defined in the Standstill Agreement) or any transferee agreement executed in connection with the foregoing), provided that the number of shares of GGP common stock to be voted by the Fund and the Fund Parties in proportion to the foregoing votes cast by GGP’s stockholderders will be increased by the number of shares of GGP common stock that may be voted by the Subject Persons (up to the number of shares of GGP common stock over which the Fund and the Fund Parties have voting control).

** This calculation is based on 961,401,297 shares of GGP’s common stock outstanding as reported in the Prospectus, which includes 24,390,044 shares of common stock that GGP intends to repurchase with the net proceeds of its recent equity offering.

CUSIP No	370023103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,995,666*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,995,666

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,995,666

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

* Pursuant to the Standstill Agreement, in connection with any GGP stockholder meeting or consent solicitation, if the Fund, the Fund Parties, and the Subject Parties, collectively have voting control over a number of shares of GGP common stock in excess of 10% of the number of shares of GGP common stock outstanding as of the applicable record date, then the Fund must, and must cause the Fund Parties to, vote all shares of GGP common stock over which the Fund and the Fund Parties have voting control in excess of 10% in proportion to the votes cast by GGP’s stockholders (excluding any votes cast with respect to shares if the holder of such shares is contractually required to vote in proportion to the total number of votes cast pursuant to the Standstill Agreement or the Brookfield Standstill Agreement or the Pershing Square Standstill Agreement (in each case, as defined in the Standstill Agreement) or any transferee agreement executed in connection with the foregoing), provided that the number of shares of GGP common stock to be voted by the Fund and the Fund Parties in proportion to the foregoing votes cast by GGP’s stockholderders will be increased by the number of shares of GGP common stock that may be voted by the Subject Persons (up to the number of shares of GGP common stock over which the Fund and the Fund Parties have voting control).

** This calculation is based on 961,401,297 shares of GGP’s common stock outstanding as reported in the Prospectus, which includes 24,390,044 shares of common stock that GGP intends to repurchase with the net proceeds of its recent equity offering.

Item 1.	(a).	Name of Issuer:

General Growth Properties, Inc.

(b).	Address of issuer's principal executive offices:

110 N. Wacker Dr. Chicago, IL 60606 United States of America

Item 2.	(a).	Name of person filing:

Fairholme Capital Management, L.L.C. Bruce R. Berkowitz Fairholme Funds, Inc.

(b).	Address or principal business office or, if none, residence:

Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
Miami, FL 33137
United States of America

Bruce R. Berkowitz
c/o Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
Miami, FL 33137
United States of America

Fairholme Funds, Inc.
c/o Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
Miami, FL 33137
United States of America

(c).	Citizenship:

Fairholme Capital Management, L.L.C. - Delaware Bruce R. Berkowitz – United States of America Fairholme Funds, Inc. - Maryland

(d).	Title of class of securities:

Common Stock, $0.01 par value per share

(e).	CUSIP No.:

370023103

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[X]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1,995,666 shares of common stock, par value $0.01 per share, of GGP are owned by the Fairholme Fund, a series of Fairholme Funds, Inc.  Because Bruce Berkowitz, in his capacity as the Managing Member of Fairholme Capital Management, L.L.C. ("FCM") or as President of Fairholme Funds, Inc., has voting or dispositive power over all shares beneficially owned by FCM, he is deemed to have beneficial ownership of all such shares so reported herein.

While the advisory relationship causes attribution to Bruce Berkowitz, Fairholme Funds, Inc. or FCM of certain indicia of beneficial ownership for the limited purpose of this Schedule 13G, Bruce Berkowitz, Fairholme Funds, Inc. and FCM hereby disclaim ownership of these shares for purposes of interpretations under the Internal Revenue Code of 1986, as amended, or for any other purpose, except to the extent of their pecuniary interest.

(a)	Amount beneficially owned:

Fairholme Capital Management, L.L.C. - 1,995,666 Bruce R. Berkowitz – 1,995,666 Fairholme Funds, Inc. – 1,995,666

(b)	Percent of class:

Fairholme Capital Management, L.L.C. – 0.2%** Bruce R. Berkowitz – 0.2%** Fairholme Funds, Inc. – 0.2%**

(c)	Number of shares as to which Fairholme Capital Management, L.L.C. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,995,666*	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,995,666

Number of shares as to which Bruce R. Berkowitz:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,995,666*	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,995,666

Number of shares as to which Fairholme Funds, Inc. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,995,666*	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,995,666

* Pursuant to the Standstill Agreement, in connection with any GGP stockholder meeting or consent solicitation, if the Fund, the Fund Parties, and the Subject Parties, collectively have voting control over a number of shares of GGP common stock in excess of 10% of the number of shares of GGP common stock outstanding as of the applicable record date, then the Fund must, and must cause the Fund Parties to, vote all shares of GGP common stock over which the Fund and the Fund Parties have voting control in excess of 10% in proportion to the votes cast by GGP’s stockholders (excluding any votes cast with respect to shares if the holder of such shares is contractually required to vote in proportion to the total number of votes cast pursuant to the Standstill Agreement or the Brookfield Standstill Agreement or the Pershing Square Standstill Agreement (in each case, as defined in the Standstill Agreement) or any transferee agreement executed in connection with the foregoing), provided that the number of shares of GGP common stock to be voted by the Fund and the Fund Parties in proportion to the foregoing votes cast by GGP’s stockholderders will be increased by the number of shares of GGP common stock that may be voted by the Subject Persons (up to the number of shares of GGP common stock over which the Fund and the Fund Parties have voting control).

** This calculation is based on 961,401,297 shares of GGP’s common stock outstanding as reported in the Prospectus, which includes 24,390,044 shares of common stock that GGP intends to repurchase with the net proceeds of its recent equity offering.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bruce R. Berkowitz
By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Capital Management, L.L.C.
By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
(Attorney-in-fact)

Date:  February 10, 2011

* The Reporting Persons disclaim beneficial ownership in the common stock reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 10, 2011 relating to the Common Stock, $0.01 par value of General Growth Properties, Inc. shall be filed on behalf of the undersigned.

Bruce R. Berkowitz
By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Capital Management, L.L.C.
By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
(Attorney-in-fact)

SK 22146 0001 1169595